3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA  19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial (215) 981-4659

direct fax (866) 422-2114

falcoj@pepperlaw.com

August 25, 2016

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549
Attn:  Mr. Jeff Long, Staff Accountant

Re:                             FundVantage Trust

File Nos. 333-141120 and 811-22027

Dear Mr. Long:

On behalf of FundVantage Trust (the “Trust”), this letter is being filed with the Commission via EDGAR to respond to oral comments provided by you on July 25, 2016, in connection with the Commission staff’s (“Staff”) review of the annual reports of the WHV International Equity Fund and the WHV/Acuity Tactical Credit Long/Short Fund.

The Trust appreciates the opportunity to address the Staff’s comments with respect to the WHV/Acuity Tactical Credit Long/Short Fund (the “Fund”).  Set forth below are the Staff’s comment with respect to the Fund’s annual report in italicized text followed by the Trust’s response to the comment.  No comments were provided with respect to the WHV International Equity Fund’s annual report.

*              *              *

1.              The Staff noted that a material weakness in the controls for recording of expense waivers was disclosed.  Please provide to the Staff additional detail regarding the nature of the error and the changes implemented by the Fund to the applicable controls to prevent future occurrences.

Response: On December 31, 2014, the investment adviser entered into an Expense Reimbursement Agreement regarding Dividends and Interest Expense on Securities Sold Short (the “Agreement”) with the Trust, on behalf of the Fund, whereby the investment adviser agreed to reduce its compensation and/or reimburse the expenses of the Fund in an amount equal to dividend and interest expense on securities sold

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short from the commencement of operations of the Fund through August 31, 2016.  During the annual audit of the Fund for the fiscal year ended April 30, 2016 it was determined that the Fund’s accounting records did not include the waivers and reimbursements required by the Agreement.  After review of the Fund’s process and controls regarding the recording of waivers and reimbursements on the Fund’s accounting records, the Fund’s accounting agent has implemented additional controls and enhanced existing controls as follows:  (i) the Fund’s accounting agent has added a control to review of all contractual fund expenses and waiver/reimbursement amounts with Fund Management prior to the commencement of any new fund; (ii) during the annual update of the Trust’s registration statement and whenever changes to current contractual amounts occur, the Fund’s accounting agent will compare the contractual rates and waiver/reimbursement amounts to the amounts recorded on the Fund’s accounting records and any differences will be reviewed with Fund Management; and (iii) the Fund’s accounting agent’s process with respect to the quarterly review of expense budgets with Fund Management and the implementation of new contractual arrangements or actions approved by the Board of Trustees of the Trust will be enhanced to ensure greater timeliness and accuracy.  Additionally, the Board of Trustees has requested and will be meeting with the Fund’s accounting agent to review their controls in detail.

2.              Please explain why the expense ratio after waivers of 1.61% disclosed in the financial highlights provided in the Fund’s annual report for the fiscal year ended April 30, 2016 (the “2016 Annual Report”), does not correspond with the expense limitation amount of 1.42% disclosed in the fee table and footnote 4 thereto included in the Fund’s prospectus dated September 1, 2015 (the “2015 Prospectus”). To the extent the Fund has considered any remedial actions including a rescission offer to investors with respect to the discrepancy please describe such actions and provide as an attachment to your response a spreadsheet reflecting the calculation of the investment adviser’s waiver/reimbursement amounts.

Response:  As the Staff noted, the Fund’s investment adviser contractually agreed to reduce its investment advisory fee and/or reimburse certain expenses of the Fund to the extent necessary to ensure that the Fund’s total operating expenses, excluding taxes, any class-specific expenses (such as Rule 12b-1 distribution fees, shareholder service fees, or transfer agency fees), “Acquired Fund”

fees and expenses, dividend and interest expense on securities sold short, interest, extraordinary items, and brokerage commissions, do not exceed 1.42% (on an annual basis) of average daily net assets of the Fund (the “Expense Limitation”).  Additionally, the investment adviser under the Agreement (defined above) agreed to reduce its investment advisory fee and/or reimburse certain expenses of the Fund in an amount equal to the Fund’s dividend and interest expense on securities sold short through August 31, 2016.  The difference from the Expense Limitation disclosed in the prospectus and the actual expenses disclosed in the Fund’s annual report of nineteen (19) basis points is attributable to short sale rebate fees payable by the Fund on certain of its short positions.  While such fees are included in the Fund’s “other operating expenses,” they are excluded from the expense limitation arrangements agreed to by the Fund’s investment adviser and the Trust, on behalf of the Fund.

The discrepancy between the expense ratios provided in the 2015 Prospectus and the 2016 Annual Report was due to the significant difference in the net rebate from short sales for the fiscal periods ended 2015 and 2016 of $81 short rebate net income and $(66,182) short rebate net charges, respectively.  Even though the Fund had net short sale rebate income for the fiscal period ended April 30, 2015, the fee table included in the 2015 Prospectus disclosed estimated expenses related to short sales of 25 basis points.  This estimate was based on the Fund’s fees and operations for the fiscal period from commencement of operations on December 16, 2014 through April 30, 2015, and its reasonable expectation that short sales expenses would increase over a full fiscal year.  Additionally, a substantial reduction in net assets from redemption activity from January through April 2016 resulted in a reduction in the Fund’s assets of approximately 45% from the Fund’s assets on December 31, 2015.  This reduction in assets further increased the impact of the short rebate charges on the actual expense ratio for the fiscal year ended April 30, 2016.

In light of the foregoing explanation for the discrepancy in the expense ratios, fund management does not believe any further remedial action is required or appropriate.  In particular, fund management determined that a rescission offer was not appropriate because the 2015 Prospectus properly disclosed the expense ratio based on a reasonable good faith estimate for the 2016 fiscal year based on the Fund’s expenses and operations for the fiscal year period from December 16, 2014 through April 30, 2015 and its expectations of short sale activity in the fiscal year ended April 30, 2016.

A spreadsheet reflecting the calculation of the investment adviser’s waiver/reimbursement amounts for 2016 is provided as Appendix A to this letter.

*              *              *

We trust that this response addresses the Staff’s comments.  This letter incorporates by reference the “Tandy Letter” signed by an officer of the Trust and attached hereto as Exhibit A.

If you have any further questions, please contact the undersigned at 215.981.4659 or, in his absence, John M. Ford, Esq. at 215.981.4009.

Very truly yours,

John P. Falco

cc:	Mr. Joel Weiss, President of FundVantage Trust Mr. Richard Keyes, Treasurer of FundVantage Trust John M. Ford, Esq.

Appendix A

WHV Acuity Tactical Credit Long/Short Fund

Expense Waiver

   30-Apr-16

Average Net Assets FYE 4/30/2016	$34,163,071
Expense Cap		1.42%

Waiver calculation FYE April 30, 2016

Total Fund Expenses	$936,687	2.74%
less: Class specific expenses	(26,675)	-0.08%
less: Dividends/Interest on Securities Sold Short waiver	(106,694)	-0.31%
less: Advisory waiver/reimbursement	(252,711)	-0.74%
Net Expenses after waivers and less class specific expenses	550,607	1.61%
Short sale rebate fees	(66,182)	-0.19%
	$484,425	1.42%

Reconcile to total net expenses
Net Expenses after waivers and less class specific expenses	$550,607
add: class specific expenses	26,675

Net expenses after waivers and reimbursements per 4/30/2016 annual report	$577,282

Reconciliation to annual report

Dividends/Interest on Securities Sold Short	$106,694
Short sale rebate fees	66,182

Dividends/Interest and fees on Securities Sold Short	$172,876

Dividends/Interest on Securities Sold Short waiver	$106,694
Advisory waiver/reimbursement	252,711
Total waiver and reimbursement	$359,405

EXHIBIT A

FUNDVANTAGE TRUST

301 Bellevue Parkway

Wilmington, DE 19809

August 25, 2016

Division of Investment Management

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549
Attn:  Mr. Jeff Long

Re:                             FundVantage Trust

File Nos. 333-141120 and 811-22027

Dear Mr. Long:

In connection with the Trust’s response to certain oral comments received from the Commission staff (“Staff”) on July 25, 2016, with respect to the Staff’s review of the financial statements of the WHV/Acuity Tactical Credit Long/Short Fund and the WHV International Equity Fund, each as series of FundVantage Trust (the “Trust”), the Trust is providing the following, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its financial statements, (ii) Commission staff comments or changes to disclosure in response to staff comments in its financial statements reviewed by the staff do not foreclose the Commission from taking any action with respect to the financial statements, and (iii) the Trust may not assert staff comments with respect to the financial statements as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to John P. Falco, of Pepper Hamilton LLP, counsel to the Trust at 215.981.4659.

Very truly yours,

/s/ Joel Weiss

Joel Weiss
President and Chief Executive Officer of FundVantage Trust

cc:	Mr. Richard Keyes, Treasurer of FundVantage Trust John P. Falco, Esq. John M. Ford, Esq.

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